Exhibit 99.1

Mecox Lane Limited Announces Third Quarter 2015 Results

Third-Quarter Net Revenues Increased 15.4% Year Over Year

SHANGHAI, December 7, 2015 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Net revenues increased 15.4% year over year to $15.1 million, compared to $13.1 million in the third quarter of 2014
•	Gross profit[1] was $10.1 million, compared to $8.3 million in the third quarter of 2014
•	Gross margin was 67.1%, compared to 63.8% in the third quarter of 2014
•	Net income was $1.1 million, compared to a net loss of $0.2 million in the third quarter of 2014

“We achieved solid top-line revenue growth in the third quarter as we focused on driving sales of our new proprietary health and beauty products,” said Mecox Lane’s director and chief executive officer, Ms. Ingrid Wang. “Throughout the first nine months of 2015, we have optimized our product mix while leveraging online, mobile and offline platforms to reach new customers and deepen our engagement with existing customers. As we close out the year and look ahead to 2016, we will continue to explore cross-industry promotional opportunities while capitalizing on our proprietary data and customer engagement tools to develop tailored and targeted marketing opportunities that will help attract and retain customers and drive our growth.”

Third Quarter 2015 Results

The Company presents its financial results on a year-over-year basis between the third quarter of 2015 and the third quarter of 2014, as in the following paragraphs. Mecox Lane completed the spin-off of its apparel and accessories business on September 18, 2014. As a result, financial results related to the apparel and accessories business were reclassified as discontinued operations for the fiscal quarter ended September 30, 2014. The following results reflect the Company’s continuing operations.

Total Net Revenues

Total net revenues were $15.1 million in the third quarter of 2015, representing a 15.4% increase from $13.1 million in the third quarter of 2014. The increase was mainly due to strong sales of new proprietary products, notably the Company’s functional nutrition enzyme supplement that was launched in the first quarter of 2015.

Cost of Goods Sold2

Cost of goods sold was $5.0 million in the third quarter of 2015, representing an increase of 5.1% from $4.7 million in the third quarter of 2014.

1 Gross profit excludes the impact of depreciation and amortization expenses.

2 Cost of goods sold excludes depreciation and amortization expenses.

Gross Profit and Gross Margin

Gross profit was $10.1 million in the third quarter of 2015, representing a 21.2% increase from $8.3 million in the third quarter of 2014. Gross margin was 67.1% in the third quarter of 2015, compared to 63.8% in the third quarter of 2014. The increase in gross margin was mainly due to a higher mix of proprietary product sales as a percentage of total sales compared to the third quarter of 2014.

Operating Expenses

Total operating expenses were $7.8 million in the third quarter of 2015, representing a 19.7% increase from $6.5 million in the third quarter of 2014.

Selling, general and administrative expenses (SG&A) were $7.6 million in the third quarter of 2015, representing a 19.2% increase from $6.4 million in the third quarter of 2014, primarily due to higher sales bonuses related to increased sales, general increase in payroll and social welfare costs, as well as an increase in consulting fees related to the evaluation of the proposed privatization offer received by the Company on July 21, 2015, which were partially offset by a government subsidy of $0.4 million received in the third quarter of 2015.

Income from Operations

Income from operations was $2.3 million in the third quarter of 2015, compared to $1.8 million in the third quarter of 2014.

Income from Continuing Operations

Income from continuing operations was $1.1 million in the third quarter of 2015, compared to $0.1 million in the third quarter of 2014.

Net Income (Loss) and Net Income (Loss) per ADS

Net income was $1.1 million in the third quarter of 2015, compared to a net loss of $0.2 million in the third quarter of 2014. Non-GAAP net income3 was $1.1 million in the third quarter of 2015, compared to non-GAAP net loss of $0.1 million in the third quarter of 2014.

Basic and diluted net income from continuing operations per American depositary share (“ADS”) attributable to Mecox Lane shareholders were $0.08 in the third quarter of 2015, compared to $0.01 per ADS in the third quarter of 2014. One ADS represents 35 ordinary shares.

Basic and diluted net income from discontinued operations per ADS attributable to Mecox Lane shareholders were nil in the third quarter of 2015, compared to basic and diluted net loss from discontinued operations per ADS attributable to Mecox Lane shareholders of $0.03 in the third quarter of 2014.

3 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited – Unaudited Consolidated Statement of Comprehensive Income/(Loss) – Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Cash and Short-term Investments

As of September 30, 2015, Mecox Lane had cash and cash equivalents totaling $20.6 million, compared to $18.2 million as of December 31, 2014. Short-term investments as of September 30, 2015 were nil, compared to $0.7 million as of December 31, 2014.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on Monday, December 7, 2015 (9:00 a.m. Shanghai/Hong Kong Time on Tuesday, December 8, 2015) to discuss the Company's financial results and operational highlights and to answer questions.

A brief presentation to accompany the earnings call will be available on the Company's website (http://ir.mecoxlane.com/events.cfm) at 6:00 p.m. U.S. Eastern Time on Monday, December 7, 2015 (7:00 a.m. Shanghai/Hong Kong Time on Tuesday, December 8, 2015).

The dial-in numbers and passcode for the conference call are as follows:

U.S. (toll-free): 1-855-500-8701

Mainland China: 400-120-0654

International: +65-6713-5440

Hong Kong: 852-3018-6776

Passcode: 92901875

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane's website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) is a multi-brand and multi-channel retailer in China specialized in health, beauty and lifestyle products. Since the Company's founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China's young women through multiple retail channels. As part of a strategy shift under new management and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

Christina Hou

Mecox Lane Limited

Tel: +86 (21) 3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

Email: mcox@ogilvy.com

Mecox Lane Limited

Consolidated Balance Sheet

	December 31,	September 30,
	2014	2015
	Audited	Unaudited
	$	$
Current assets:
Cash and cash equivalents	18,180,733	20,563,348
Short-term investments	653,700	-
Accounts receivable	1,206,780	375,523
Other receivables	1,588,285	1,120,018
Advances to suppliers and prepaid expenses	806,758	926,496
Merchandise inventories	3,075,386	4,865,093

Total current assets	25,511,642	27,850,478
Property and equipment, net	37,249,769	34,978,255
Prepaid land use right	5,656,453	5,357,545
Intangible assets, net	473,419	287,485
Other non-current assets	257,547	212,715

TOTAL ASSETS	69,148,830	68,686,478

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,242,761	5,309,755
Advances from customers	2,790,812	2,914,538
Accrued expenses	3,441,317	2,517,493
Other current liabilities	2,570,288	1,510,013
Income tax payable	1,751,744	1,742,422

Total current liabilities	16,796,922	13,994,221

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 455,223,849 shares issued, and outstanding as of December 31, 2014 and September 30, 2015)	45,523	45,523
Additional paid-in capital	169,817,779	169,817,779
Accumulated deficit	(125,124,090)	(121,989,204)
Accumulated other comprehensive income	7,228,441	6,433,904
Statutory reserve	284,255	284,255

Total Mecox Lane Limited equity	52,251,908	54,592,257
Noncontrolling interests	100,000	100,000

Total equity	52,351,908	54,692,257

TOTAL LIABILITIES AND EQUITY	69,148,830	68,686,478

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Periods Ended September 30,
	2014	2015
	$	$
Net revenues	13,074,557	15,084,887

Cost of goods sold (excluding depreciation and amortization)	4,727,408	4,967,451

Operating expenses:
Selling, general and administrative expenses	6,380,204	7,604,062
Depreciation and amortization	534,801	643,432
Other operating income, net	(372,105)	(414,584)

Total operating expenses	6,542,900	7,832,910

Income from operations	1,804,249	2,284,526
Interest income	52,951	75,546
Other loss, net	(14)	(1,270,295)

Income before income taxes, equity in an affiliate and noncontrolling interests	1,857,186	1,089,777
Income tax expense	-	-

Income before equity in an affiliate and noncontrolling interests	1,857,186	1,089,777
Loss from equity in an affiliate	(1,752,172)	-

Income from continuing operations	105,014	1,089,777

Loss on discontinued operations, net of tax nil (1)	(342,827)	-

Net (loss) profit	(237,813)	1,089,777
Net loss attributable to noncontrolling interests	-	-
Net (loss) profit attributable to Mecox Lane Limited shareholders	(237,813)	1,089,777

Net income per share attributable to Mecox Lane-Basic
Income from continuing operations	0.00	0.00
Loss on discontinued operations	(0.00)	0.00
Net income per share attributable to Mecox Lane-Diluted
Income from continuing operations	0.00	0.00
Loss on discontinued operations	(0.00)	0.00
Net income per ADS attributable to Mecox Lane-Basic
Income from continuing operations	0.01	0.08
Loss on discontinued operations	(0.03)	0.00
Net income per ADS attributable to Mecox Lane-Diluted
Income from continuing operations	0.01	0.08
Loss on discontinued operations	(0.03)	0.00
Weighted average ordinary shares used in per share calculation
Basic	455,057,393	455,223,849
Diluted	455,057,393	455,223,849
Weighted average ADS used in per share calculation (2)
Basic	13,001,639	13,006,395
Diluted	13,001,639	13,006,395

(1) Due to the disposal of apparel and accessories business (or "A&A") in September 2014, the A&A business had been reclassified to discontinued operation for the fiscal quarter ended September 30, 2014.

(2) One ADS represents 35 ordinary shares

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	505,588	(873,943)
Other comprehensive income (loss), net of tax	505,588	(873,943)

Comprehensive (loss) income attributable to Mecox Lane Limited shareholders	267,775	215,834
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net (loss) income (1)	(109,212)	1,089,777

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended September 30,
	2014	2015
	$	$
Net (loss)/profit	(237,813)	1,089,777
Add back: Share-based compensation expenses	128,601	-

Non-GAAP net (loss) income	(109,212)	1,089,777